Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense.

The following table presents our ratio of earnings to fixed charges for the six-month period ended June 30, 2014 and for the four years ended December 31, 2013 and the period from March 26, 2009 (date of inception) through December 31, 2009 (dollars in thousands):

	For the Six- Month Period Ended June 30,	For the Years Ended December 31					Period from March 26, 2009 (Date of inception) Through December 31
	2014	2013	2012	2011		2010	2009
Net income (loss)	$2,818	$1,274	$427	$(370)		$4	$1
Add back fixed charges:
Interest expense	3,229	3,659	3,305	1,727		—	—

Earnings before fixed charges and preferred share dividends	6,047	4,933	3,732	1,357		4	1
Fixed charges and preferred share dividends:
Interest expense	3,229	3,659	3,305	1,727		—	—
Preferred share dividends	—	10	15	—		—	—

Total fixed charges and preferred share dividends	$3,229	$3,669	$3,320	$1,727		$—	$—

Ratio of earnings to fixed charges	1.9x	1.3x	1.1x	—x	(1)	N/Ax	N/Ax
Ratio of earnings to fixed charges and preferred share dividends	1.9x	1.3x	1.1x	—x	(2)	N/A x	N/Ax

(1)	The dollar amount of the deficiency for the years ended December 31, 2011 is $0.4 million
(2)	The dollar amount of the deficiency for the years ended December 31, 2011 is $0.4 million